UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 13, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Nova Friburgo I ("Project") is an operational solar asset originally built and commissioned in January 2025. It was previously owned by Victory Hill Holdings Brasil S.A. ("Seller"). Energea Portfolio 2 LP ("Energea") is acquiring the rights to the Project.

The Project is a 1.0MW AC / 1.436MW DC ground mounted fixed tilt solar installation located at Estrada Friburgo Teresópolis, Três Cachoeiras, Nova Friburgo, Rio de Janeiro, Brazil. It is installed on the premises owned by Altair José da Rosa and connected to the Energisa Nova Friburgo - Distribuidora de Energia S.A. ("Energisa" or "Utility") infrastructure.

The Company will invest a total of $266,536.00 USD with a projected IRR of 15.50% ($USD).

Key Information

General Information

Project Owner	Energea Portfolio 2 LP
Project Location	Nova Friburgo, Rio de Janeiro, Brazil
Technology	Ground Mounted PV (fixed tilt)
System Size	1.0MW AC / 1.436MW DC
Estimated Year 2 Production	1,845 MWh
Coordinates	-22.233139° lat / -42.654194° lon
Project Status	Operational
Land Status	Rented
Commercial Operation Date ("COD")	January 15, 2025
Useful Equipment Life	25 years

Stakeholders

SPE	Energea Nova Friburgo LTDA
Offtaker	Consórcio II de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	JGSC Construcoes e Reformas em Geral LTDA ("JGSC")
O&M Contractor	Run&Leme Comercial Ltda.
Land Owner	Altair José da Rosa
Asset Manager	Energea Portfolio 2 LP

Uses of Capital and Project Economics

	USD	BRL
Project Acquisition Costs	$243,964.00 USD	R$ 1,269,219.00
Project Hard Costs	$7,366.00 USD	R$ 38,330.00
Project Soft Costs	$1,534.00 USD	R$ 8,000.00
Additional Costs	$1,413.00 USD	R$ 6,478.00
Developer Fee	$12,259.00 USD	R$ 63,461.00
Total Project Financing	$266,536.00 USD	R$ 1,385,488.00
Owner IRR	15.50%	17.90%

Technical Summary

Site

The Project is located on leased rural property along Estrada Friburgo Teresópolis in Três Cachoeiras, Nova Friburgo, State of Rio de Janeiro. Site control is provided through a long-term Real Estate Lease Agreement with Altair José da Rosa for an initial term of 25 years. The underlying rural property is comprised of approximately 25.84 hectares, of which the Project leases 1.8 hectares. In May 2026, the parties executed the first amendment to update the property description and polygonal, dividing the leased area into three designated plots and identifying the property under registration #9.452 and RFB property #0.176.723-2. The lease provides Energea with the rights to develop, install, operate and maintain the solar facility.

The Project is located within the municipality of Nova Friburgo, a mountainous municipality in the State of Rio de Janeiro approximately 136km from the City of Rio de Janeiro with an estimated population of 203,000 residents. The municipality serves as an important regional commercial, industrial and agricultural center, with an economy supported by services, tourism, textile and apparel manufacturing, metal industries and agriculture. Nova Friburgo benefits from established public safety and emergency response infrastructure, including Military and Civil police, and municipal civil guard and defense services. The 6th military firefighters group provides fire suppression, rescue and emergency response services, as well as 24-hour SAMU emergency services with multiple public and private healthcare facilities.

Design

The Project was initially designed as a 1.0MW AC / 1.118MWp DC ground-mounted solar facility, with the preliminary concept prepared by Gera Energia Brasil contemplating 3,240 Trina 345 W modules, eight (8) Sungrow 125 kVA inverters and 27 single-axis trackers. ENGIE Geração Solar Distribuída S.A. was subsequently engaged by Energea to perform the Project's basic engineering and site-specific technical assessment. ENGIE's scope included geotechnical/SPT investigations, soil resistivity testing, drainage and earthwork studies, foundation engineering, array layout, site access and electrical design, including the evaluation of both fixed-tilt and tracker configurations and foundation solutions such as rock anchoring and concrete footings. ACM Topografia Ltda. separately completed the detailed topographic survey to establish site elevations, contours, drainage features, accessways and other physical characteristics required to support the engineering design.

As engineering progressed and the challenging steep, mountainous terrain was incorporated into the design, the Project transitioned from the preliminary tracker concept to a fixed-tilt configuration requiring substantial site-specific structural and foundation engineering, including extensive concrete footings to safely support the arrays across the hillside. During construction, Energea also retained Grid Elétrica as Owner's Engineer to independently review the engineering and design documentation, oversee engineering changes and approvals, conduct site inspections and monitor construction quality and compliance with the approved design.

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	Risen Energy RSM 144-9-550M	2,610	A Tier 1 global solar module manufacturer founded in 1986 in Ningbo, China.
Inverters	Huawei Technologies SUN2000-215KTL-H0	5	A leading global technology company founded in 1987 in Shenzhen, China. Considered a Tier 1 manufacturer by BloombergNEF and S&P Global.
Racking	MTR / Arcol Estruturas (MTR Solar) Fixed Ground-Mount Structure	1
MTR Solar is a Brazilian manufacturer specializing in structural systems for ground-mounted solar plants. Manufactured using hot-dip galvanized structural steel and engineered in accordance with applicable Brazilian wind and structural standards.

CCTV	Cameras - Hikvision NVR - Intelbras	1 PTZ camera, 3 internal dome cameras, and 4 external bullet cameras
Hikvision is a leading global manufacturer of video surveillance and security technology.

Intelbras is a Brazilian technology company founded in 1976 that specializes in the manufacturing of security and network solutions.

Energy Projection

Initial PVsyst energy projections for year 1 of operation for this Project were 2,131.1MWh. Based on historic actual production figures for the Project, it's projected to produce 1,845MWh during its 2nd year of operation.

The Risen Energy modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience no more than 2.5% power loss in the first year of operation and an annual degradation rate of <0.73% thereafter over a 30-year lifespan. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them a great choice for the Project.

Interconnection

The Project is interconnected to the distribution network owned and operated by Energisa Nova Friburgo - Distribuidora de Energia S.A. at 11.4kV, with a contracted distribution system usage demand of 1,000kW AC. The Project's interconnection approval was established through the Parecer de Acesso issued by Energisa on December 23, 2022, which authorized installation of the generation equipment subject to compliance with the technical requirements established in the Access Opinion and approved electrical design. The Access Opinion was valid for 12 months and established the protection, metering and other technical requirements necessary to connect the Project to Energisa's distribution network.

The Project's contractual access to Energisa's distribution system was established through a Distribution System Usage Agreement ("CUSD") and Regulated Energy Purchase Agreement ("CCER"). The CUSD confirms the Project's 11.4kV connection, A4 classification and 1,000kW of contracted distribution system usage, while the CCER establishes the corresponding regulated energy relationship with Energisa. These agreements, together with the Access Opinion, form the principal contractual framework governing the Project's connection to and use of Energisa's distribution network.

The interconnection engineering and utility approvals continued through construction to reflect the Project's final configuration. Sinergia Consultoria e Serviços Técnicos was initially engaged to update the Project's energy-entry and photovoltaic designs and Access Opinion with Energisa, including supporting the CUSD and CCER process. Energisa subsequently approved the Project's enclosed high-voltage substation/cabin design in August 2023. In 2024, Energea engaged Ecogrid Engenharia Ltda. as a specialized interconnection consultant to coordinate directly with Energisa, including revalidation of the Access Opinion, utility submissions and technical reviews, protection and selectivity approval, entrance-cabin approval and distributed-generation project approval. Energisa ultimately approved the Project's protection relay and coordination settings in December 2024, completing another key technical requirement for the operating interconnection. The Project passed its final inspection by Energisa on January 15, 2025, and was granted Permission to Operate.

Permitting

The Project complied with all applicable municipal, environmental and engineering requirements necessary for the construction, interconnection and operation of distributed generation solar facilities in the State of Rio de Janeiro.

HSEC Related Permits

Permit	Description	Status
Tree Removal Permit	An environmental authorization required when a project involves the removal or clearing of native vegetation.	Not Applicable
Environmental License / Environmental Exemption Declaration	Municipal environmental authority declaration confirming that the Project is exempt from environmental licensing requirements.	Complete
Fire Department Certificate / Exemption Declaration	Municipal Fire Department declaration confirming that the Projects are exempt from fire safety permitting requirements.	In Progress

Operations & Maintenance ("O&M")

Energea Brasil Operações LTDA has been selected as the O&M service provider for the Project. They have a Rio de Janeiro based solar O&M team comprised of experienced electricians along with the latest technology and tools which allows them to provide the highest level of service to the Project. Their field teams are supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract includes monitoring, reporting, module cleaning, landscaping, preventative maintenance, emergency/corrective maintenance and technical calculations.

Energea maintains a strategic reserve of critical spare parts for each solar asset based on size, component profile and proximity to O&M service providers. This proactive inventory management approach is designed to minimize system downtime and ensure faster restoration of production capacity by allowing same day replacement of failed components during corrective maintenance visits.

Health, Safety, Environmental and Community ("HSEC")

Local Security Environment: Nova Friburgo has a relatively favorable security profile, ranking as the second safest municipality in the State of Rio de Janeiro among cities with more than 100,000 inhabitants, with declining violent crime and robbery indicators.

Site Security Overview: Nova Friburgo Solar Plant has security measures in place, including CCTV, fencing, and on-site security services. No incidents of theft, robbery, organized crime, militia activity, or occupational accidents were identified during either the construction or operational phases. However, a vandalism incident was reported at the Project site on September 1st, 2024, allegedly involving former employees of the former EPC contractor, BFW, in connection with outstanding payments reportedly owed to them by BFW.

Environmental Assessment: An environmental assessment conducted by Energea's environmental consultant identified no overlap between the Project area and declared watercourses or their respective Permanent Preservation Areas ("APPs"), nor with the property's Legal Reserve areas. However, the assessment identified a partial overlap between the Project footprint and areas classified as restricted-use areas due to slope conditions, which may entail environmental and technical restrictions. Notwithstanding this overlap, the matter did not prevent the Project from obtaining its Certificate of Exemption from Environmental Licensing, which has already been issued by the competent environmental authority.

Environmental and Community Risk Exposure: No environmental or natural disaster events, including wildfires, severe wind events, or flooding, were reported to have materially affected the Project during either the construction or operational phases. In addition, no complaints, claims, or material concerns from neighboring landowners or surrounding communities were identified during either phase. Furthermore, based on the public databases reviewed, no officially recognized traditional communities, including Indigenous Lands or certified Quilombola territories, were identified within the municipality of Nova Friburgo.

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax, labor and civil obligations, and help mitigate legal-related risks in accordance with applicable laws and regulations.

Energea Service Providers Due Diligence

Category	Documents
Corporate	Company registration documents; Insurance Policies; Operating License and applicable permits
Financial	Income Tax Return; Balance Sheet; Cash Flow Statement; Tax Status Report
Experience & Qualifications	Service Provider Portfolio (location, capacity and stage); Technical responsibility and experience certificates; Commercial references; Technical/Regulatory Compliance Certificates, if applicable
Personnel	Field employee registration records; Occupational Health Certificates
Certificates	Municipal, State and Federal Tax Clearance Certificates; Social Security/FGTS Compliance Certificate; Labor Debt Clearance Certificate
Safety	PPE issuance records; Occupational Health Program; Risk Management Program; Safety Training Certificates

Employees

The Project and Owner place health and safety at the core of their operations, implementing a range of measures to mitigate the risk of accidents or incidents during the execution of works. The actions outlined in the table below are specifically designed to protect our O&M employees while performing their duties on-site.

Health and Safety Summary

Safety Measure	Description
Risk Inventory	Tool to identify, eliminate, and/or mitigate risks for all O&M activities.
Emergency Response Plan	Procedures to respond effectively to emergencies and minimize risks to personnel, assets and the environment.
Occupational Health Medical Control Program	Medical examinations (pre-employment and periodic) to evaluate employee fitness for field activities.
Personal Protective Equipment (PPE)	Equipment to protect workers against occupational hazards.
Safety Barriers	Physical barriers installed in Energea's SPEs to isolate risk areas and prevent unauthorized access.
Safety Signage	Mandatory signage installed in the plant:
Mandatory use of PPE
Risk of electric shock
Fire extinguisher
Speed Limit
Construction zone
No smoking
Emergency evacuation meeting point
Courses and Training	O&M safety trainings in compliance with Brazilian standards:
NR 10 - Electrical safety
NR 10 + SEP - High-voltage systems
NR 6 - Use of PPE
NR 12 - Machinery operation safety
NR 18 - Construction site safety
NR 23 - Fire Protection

Insurance

The Project is insured under a comprehensive insurance framework consistent with Energea's portfolio-wide risk management standards, including engineering (machinery breakdown and business interruption) insurance, business interruption and general liability insurance. The same policy covers all Projects in the portfolio and includes standard risk extensions such as professional fees, debris removal, expediting expenses, theft, and power surge events. Deductibles apply on a per-claim, per-site basis. The policy term is annual and renewable, providing ongoing protection during operations.

Engineering / Machinery Breakdown Insurance
The Project benefits from an annual engineering insurance policy that provides coverage for physical damage to solar and related energy infrastructure, including mechanical and electrical components.

Business Interruption
The policy also includes coverage for loss of profits/business interruption arising from insured damage, subject to a defined indemnity period.

General Liability Insurance
The Project is further covered by an annual general liability policy providing protection against third-party claims arising from the development, ownership, and operation of the Project. Coverage includes public liability, employers' liability, and associated legal defense costs, subject to defined limits of indemnity and deductibles. The policy includes standard extensions such as cross-liability, contractors' liability, sudden and accidental pollution, and liability arising from subcontracted activities or joint ventures. The policy is written on a claims-made basis and applies on a primary basis, with territorial limits aligned to the Company's operating footprint.

Together, these policies provide a robust insurance structure addressing both asset-level operational risks and third-party liability exposure, consistent with market standards for distributed solar and energy infrastructure projects and aligned with Energea's portfolio-level risk mitigation approach.

Financial Summary

The nominal after-tax IRR of Nova Friburgo I's sponsor equity investors is projected to be 15.50% with an estimated payback of 6 years, 10 months and 9 days. The income statement, cash flow statement and balance sheet up until 2035 (shown annually) are presented in Exhibit 1.

Capital Expenses ("CAPEX")

CAPEX assumptions are set as seen in the table below.

Capital Expenditures Assumptions

	US Dollars (USD)	$/Wdc (USD)
Acquisition Costs	$243,964.00	$0.1700

Project Hard Costs	$7,366.00	$0.0051

Project Soft Costs	$1,534.00	$0.0011

Developer Fee	$12,259.00	$0.0085

Total CAPEX	$265,124.00	$0.1847

Revenue & Offtaker

The Project's revenue is generated through a long-term Equipment Rental Agreement between Energea Nova Friburgo Ltda and Consórcio II de Geração Compartilhada de Energia Elétrica Energea. Under the agreement, Energea retains ownership and operational control of the Project while leasing the generating equipment to the Consortium, which uses the electricity generated to provide renewable energy credits to participating consumer units under Brazil's distributed-generation framework. The agreement has a 20-year term from the Operational Date, with the ability to extend by mutual agreement. The initial rental payment is R$58,293.00/month starting at the Commercial Operation Date and adjusted annually based on changes in the local utility's applicable energy tariff.

Rather than relying on a single traditional corporate Offtaker, the Project operates under a shared-generation consortium structure. The Consortium serves as Energea's contractual lessee and is responsible for allocating the generation to participating low-voltage class B consumer accounts that receive the associated energy credits on their monthly utility bills. The Consortium is responsible for maintaining the necessary utility contracts, paying applicable utility charges, and paying the monthly equipment rental to Energea.

Operating Expenses ("OPEX")

The model assumes the Operating Expenses priced as seen on the table below. All prices are re-adjusted by IPCA annually, which is currently assumed at 5% annual rate of change.

Operating Expenses Assumptions

Description	Cost per Month
Operations & Maintenance	R$ 1,650.00 / month
Security	R$ 28,500.00 / month
Modules Cleaning	R$ 7,000.00 / year
Land Rental	R$ 3,750.00 / month
Insurance	R$ 20,000.00 / year
Utilities	R$ 1,719.90 / month
Banking Fees	R$ 500.00 / month
Credit Management Software	4% of gross revenue
Entity Expenses	R$ 300.00 / month

Taxes

Tax Assumptions

Applied Taxes
Total Rental Revenue (net of consortium expenses)		R$ 8,022,275.74
Total Service Revenue (net)		R$ 1,653,891.42
Total Gross Revenue		R$ 9,673,126.42

Presumed profit Taxable Income (32%)		R$ 3,095,400.45

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS&COFINS	7.00%	% of Gross Revenue	R$ 677,118.85	7.00%
ISS	5.00%	% of Service Revenue	R$ 84,071.62	0.87%
ICMS**	32.00%	% of Sales Revenue	R$ 0.00	0.00%
IRPJ	15.00% + 10.00%	15% of Taxable Income, plus 10% above the model's R$240,000 annual threshold	R$ 547,362.86	5.66%
CSLL	9.00%	% of Taxable Income	R$ 278,586.04	2.88%
Total Taxes			R$ 1,587,139.37	16.41%
*All displayed values are sourced from Exhibit 1, in BRL, for 2026-2035. Gross revenue is net of R$3,040.74 in consortium expenses. ISS applies to positive-month service revenue totaling R$1,681,432.49.
**ICMS is not charged, as these Projects do not sell power, only rent the power plant to the Consortium of Subscribers

Legal Summary

Each of the contracts that comprise the Project has been reviewed by the Manager. This section specifically comments on the review of the following contracts:

  SPE Social Contract
  Purchase Agreement
  Property Lease Agreement
  Equipment Rental Agreement
  Operations and Maintenance Agreement

SPE Social Contract

Corporate Name	Energea Nova Friburgo Ltda.
Incorporation Date	07/08/2017
CNPJ	28.356.148/0001-82
Address	R. Barão de Jaguaripe 280/501, Ipanema/RJ
Structure	Brazilian Limited Liability Company
Quotaholder	Energea Portfolio 2 LP
Management	Mike Silvestrini Isabella Vieira Mendonça

Purchase Agreement

Contract	Quota Purchase Agreement
Date	September 1st, 2026
Parties	Victory Hill Holdings Brasil S.A. as Seller Energea Portfolio 2 LP as Purchaser
Object	Acquisition of all the rights, title and interest of Seller in and to the quotas of Energea Nova Friburgo Ltda., free and clear of any and all liens and encumbrances
Purchase Price	R$ 1,169,017.40

Property Lease Agreement

Contract	Ground Lease Agreement
Lessor	Altair José da Rosa
Lessee	Energea Nova Friburgo Ltda
Lease Execution Date	Original Agreement Date: November 2019 First Amendment: May 15, 2026
Site	Estrada Friburgo Teresopolis, Três Cachoeiras, Nova Friburgo, Rio de Janeiro, Brazil
Total Parcel Area	25.8423 hectares
Leased Area	1.8037 hectares
Lease Term	25 years
Lease Extension	The lessee has the ability to request an extension
Base Rent	R$1,500.00 per hectare per month, with the first payment due from the sixth month following possession.
Rent Escalation	Annually by IPCA
Decommissioning	Energea is responsible for removing its project improvements/equipment and returning the property to its original condition.
Assignment
Lessee may assign or transfer some or all of its interest in the lease with the Lessor's prior written consent. Lessor cannot assign the lease or any interest in it without Energea's prior written consent.

Offtaker Agreements

Contract	Property Sublease and Plant Rental Agreement
Parties	Energea Nova Friburgo Ltda. As Lessor Águas de Nova Friburgo Ltda. As Lessee
Agreement Date	June 9, 2019
Object
Sublease of the property and rental of the 1 MWac CGF Boa Vista plant, for remote self-consumption (autoconsumo remoto) by the Lessee's consumer units under REN 482/2012. Credits are allocated across about 50 Lessee consumer units.

Term	15 years
Initial Rental Payment	R$50,000.00/month, fixed and payable regardless of generation
Payment Terms	By the 10th of the following month. Late payment carries a 2% fine and 1% monthly interest pro rata die, adjusted by IPCA.
Rent Escalation	IPCA annually from the first payment
Termination
No penalty: uncured breach after 15 days' notice; expropriation, or loss of possession not reversed in 90 days; insolvency; anti-corruption breach by the Lessor's group; conditions not met; force majeure over 90 days; revocation of permits or regulatory restriction.
With penalty: breach uncured after 60 days, or termination for convenience on 90 days' notice. The Lessee pays 50% / 40% / 30% / 20% of the remaining rent (years 1-5 / 6-8 / 9-11 / 12-15). The Lessor pays 21.5% / 17.1% / 12.9% / 8.6%. No penalty if the net-metering system is abolished. Termination ends all related contracts between the parties.

Governing Law	Brazilian law. CBMA arbitration seated in Rio de Janeiro, 3 arbitrators, in Portuguese. Rio de Janeiro courts for interim and enforcement measures.
Contract	Operation & Maintenance Agreement
Parties	Energea Nova Friburgo Ltda. as Contractor; Águas de Nova Friburgo Ltda. as Contracting Party; Gera Energia Brasil S.A. as intervening party, jointly liable with the Contractor
Date	June 9, 2019
Object	O&M of the plant to achieve the Expected Performance, plus grid connection management
Term	15 years from the start of O&M services.
Price
TSm = [TCm × (1 - 21%)] × CEm - TUSDg - ALm - TGm. In words: the utility tariff the consumer units would otherwise pay (green flag, including ICMS/PIS/COFINS and the sanitation discount) × 79% × compensated energy. From that, deduct the plant's TUSD bill, the sublease rent and the Gera management fee. A negative result carries forward as a credit. After 3 consecutive negative months, the Contracting Party may deduct the difference from the next month's rent.

Minimum Discount
21%, fixed for the term regardless of tariff changes. It assumes the ICMS exemption on injected energy; if ICMS becomes chargeable, the discount is revised. For regulatory or tax impacts allocated to the Contracting Party, a rebalancing table reduces the discount gradually to 9.25%.

Minimum Generation and Minimum Consumption
Expected Performance is 150 MWh/month. The Contractor guarantees 90% of it (Assured Performance, 135 MWh/month), tested annually after the first 4 months of operation. Any shortfall in savings is credited on the next invoice; failure to credit within 30 days of the annual test is a termination event with penalty. The Contracting Party must consume at least 80% of Expected Performance (120 MWh/month) and use all credits before their 60-month expiry.

Payment Terms	Invoice by the 5th business day; payment 10 business days after receipt. Late payment carries a 2% fine and 1% monthly interest.
Termination
Same penalty scale as the sublease.
The Contracting Party may terminate without penalty on: end of net metering; uncured breach (60 days); a tax change that makes the project uneconomic and cannot be rebalanced; loss of possession for more than 90 days; force majeure over 90 days. If the ESCO contract is terminated for Gera's default and no replacement manager is found within 60 days, the Contracting Party may terminate all contracts without penalty. Termination of the O&M terminates the sublease.

Governing Law	Brazilian law. CBMA arbitration seated in Rio de Janeiro. Rio de Janeiro courts for interim and enforcement measures.
Contract	Energy Management Services Agreement (ESCO)
Parties	Gera Energia Brasil S.A. as Contractor; Águas de Nova Friburgo Ltda. as Contracting Party; Energea Nova Friburgo Ltda. as intervening party, jointly liable for all of Gera's obligations
Date	June 9, 2019
Object	Energy management: utility representation, credit allocation, monthly measurement and reporting
Term	15 years from the start of credit compensation, or until the remaining credits are used
Price	TGm = TCm × 5% × CEm (5% of the gross tariff value of the credits allocated)
Termination
By the Contracting Party for loss of net metering, loss of possession, force majeure over 90 days, or Gera's uncured breach (60 days). For Gera's breach, Gera pays a fine of 50% of its last 6 months' fees. For convenience on 90 days' notice, or for non-payment: 50% / 40% / 30% / 20% of the remaining fees. Not automatically terminated by termination of the other contracts.

Governing Law	Brazilian law. CBMA arbitration seated in Rio de Janeiro.

Operations and Maintenance Service Agreement

Contract	Agreement for the Provision of Operation and Maintenance Services
Parties	Energea Nova Friburgo Ltda. As Owner Run&Leme Comercial Ltda. As Contractor
Date	April 6, 2026
Object
Full-scope O&M: 24/7 remote monitoring, preventive and corrective maintenance, security, landscaping and erosion control, spare parts management, enforcement of equipment warranties, HSES compliance, and monthly and annual reporting. The Contractor stays fully liable for its subcontractors.

Term	36 months.
Contract Price
R$20,000.00/month, fixed and all-inclusive: labor, materials, consumables, taxes and charges. Paid separately: spare parts, reimbursed at cost after Energea approves one of three quotes; module cleaning at R$1,800 per mobilization plus R$2.45 per module; vegetation cutting per proposal.

Payment Terms
Due on the 1st day of the month in which services are performed, so in advance. No payment is due unless the Contractor has met all its obligations (4.4). Payments are withheld while labor and social security compliance documents are outstanding.

Performance Standards
Response times: 4 hours if more than 50% of the plant is down, 8 hours for 11-50%, 24 hours for under 11%, and 1 hour for fire or intrusion. The clock starts at 6:00 am for failures after 6:00 pm. There is no availability or performance guarantee and no liquidated damages.

Termination
By the Owner: breach uncured after 30 days' notice; non-compliance with specifications; insolvency; anti-corruption breach or negative public exposure; insurance lapsed and not replaced within 30 days. For convenience: the Owner on 60 days' notice with no compensation; the Contractor on 120 days' notice. By the Contractor: payment 60 days overdue; Owner insolvency; anti-corruption breach. Either party if force majeure interrupts services for more than 90 days, on 30 days' notice. On any termination, the Contractor must keep performing until a replacement takes over and must support the transition.

Liability
The Contractor's liability is capped at 12 months of the Price (R$240,000), except for fraud, gross negligence or willful misconduct. No indirect damages or lost profits. Mutual indemnity for bodily injury, property damage and breach of law.

Insurance	Accident and civil liability: R$ 5,000,000 each. Vehicles: R$500,000. Labor and workers' compensation: R$3,000,000. The Contractor pays deductibles on Owner-policy claims caused by it.
Governing Law	Brazilian law. Courts of the City of São Paulo/SP (no arbitration). The English version prevails.

Documentation Checklist

	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	Confirmed
	Purchase and Sale Agreement	Confirmed
Site	Site Photos	Confirmed
	Land Owner Documentation	Confirmed
	Property Lease Agreement	Confirmed
	Blocking Mining Rights	Confirmed
	Site Polygonal	Confirmed
Design and Application	Energy Resource Study	Confirmed
Interconnection	Parecer de Acesso	Confirmed
	CUSD	Confirmed
	CCER	Confirmed
Permit	Firefighter Permit (AVCB)	Confirmed
	Environmental License	Confirmed
	Construction Permit (Alvara)	Confirmed
	Operational License (LO)	Confirmed
	Revenue Agreement	Confirmed
	O&M Agreement	Confirmed
Offtaker	Project Model	Confirmed
O&M	Social Contract	Confirmed
Investment	National Registration	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Nova Friburgo Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: October 13, 2026

Exhibit 1 - Forecasted Financial Statements

	ENERGEA NOVA FRIBURGO I LTDA
	CONSOLIDATED BALANCE SHEETS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Assets
Current assets:
Cash and cash equivalents	R$ 49,558	R$ 60,243	R$ 57,474	R$ 55,795	R$ 56,995	R$ 58,209	R$ 59,484	R$ 60,822	R$ 62,227	R$ 63,703
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	49,558	60,243	57,474	55,795	56,995	58,209	59,484	60,822	62,227	63,703
Property and equipment	1,278,808	1,379,010	1,379,010	1,379,010	1,379,010	1,379,010	1,379,010	1,379,010	1,379,010	1,379,010
Depreciation	(21,475)	(73,978)	(128,818)	(183,659)	(238,499)	(293,339)	(348,180)	(403,020)	(457,861)	(512,701)
Tax credits	546	546	546	546	546	546	546	546	546	546
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R$ 1,307,436	R$ 1,365,821	R$ 1,308,211	R$ 1,251,692	R$ 1,198,051	R$ 1,144,425	R$ 1,090,859	R$ 1,037,357	R$ 983,922	R$ 930,558

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	1,296,008	1,396,210	1,396,210	1,396,210	1,396,210	1,396,210	1,396,210	1,396,210	1,396,210	1,396,210
Retained earnings	11,428	(30,389)	(87,998)	(144,518)	(198,158)	(251,785)	(305,350)	(358,852)	(412,287)	(465,652)
Total stockholders' equity	1,307,436	1,365,821	1,308,211	1,251,692	1,198,051	1,144,425	1,090,859	1,037,357	983,922	930,558
Total liabilities and stockholders' equity	R$ 1,307,436	R$ 1,365,821	R$ 1,308,211	R$ 1,251,692	R$ 1,198,051	R$ 1,144,425	R$ 1,090,859	R$ 1,037,357	R$ 983,922	R$ 930,558

	ENERGEA NOVA FRIBURGO I LTDA
	CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Gross revenue	R$ 273,792	R$ 672,854	R$ 680,061	R$ 666,832	R$ 692,785	R$ 727,424	R$ 763,795	R$ 801,985	R$ 842,084	R$ 884,189
Taxes on revenue:
PIS / COFINS	19,165	47,100	47,604	46,678	48,495	50,920	53,466	56,139	58,946	61,893
ISS	4,090	3,202	2,210	1,141	992	1,042	1,094	1,149	1,206	1,267
Total taxes on revenue	23,255	50,302	49,814	47,819	49,487	51,962	54,560	57,288	60,152	63,160
Net revenue	250,537	622,553	630,247	619,013	643,298	675,462	709,236	744,697	781,932	821,029
Costs and expenses:
Operations and maintenance	80,000	183,000	192,150	201,758	211,845	222,438	233,560	245,238	257,499	270,374
Security	28,500	0	0	0	0	0	0	0	0	0
Module cleaning	7,000	7,350	7,718	8,103	8,509	8,934	9,381	9,850	10,342	10,859
Land or roof rental	19,778	45,750	48,038	50,439	52,961	55,609	58,390	61,309	64,375	67,594
Insurance	26,959	21,000	22,050	23,153	24,310	25,526	26,802	28,142	29,549	31,027
Utilities	7,686	20,983	22,032	23,134	24,290	25,505	26,780	28,119	29,525	31,001
Credit management	8,732	26,914	27,202	26,673	27,711	29,097	30,552	32,079	33,683	35,368
Banking fees	2,136	6,100	6,405	6,725	7,062	7,415	7,785	8,175	8,583	9,012
Interest penalty	169	0	0	0	0	0	0	0	0	0
Legal expenses	(11,541)	0	37,995	0	0	0	0	0	0	0
Operational management fees	4,280	0	0	0	0	0	0	0	0	0
Entity expenses	1,925	3,660	3,843	4,035	4,237	4,449	4,671	4,905	5,150	5,407
Total costs and expenses	175,624	314,757	367,433	344,020	360,925	378,972	397,920	417,816	438,707	460,642
Income from operations	74,912	307,796	262,814	274,993	282,372	296,491	311,315	326,881	343,225	360,386
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(21,475)	(52,502)	(54,840)	(54,840)	(54,840)	(54,840)	(54,840)	(54,840)	(54,840)	(54,840)
Income before provision for income taxes	53,437	255,293	207,974	220,152	227,532	241,650	256,475	272,041	288,385	305,546
Provision for income taxes	21,645	52,131	52,721	51,602	53,737	56,845	60,262	63,987	67,997	72,390
Net income	R$ 31,792	R$ 203,162	R$ 155,253	R$ 168,551	R$ 173,795	R$ 184,805	R$ 196,213	R$ 208,054	R$ 220,388	R$ 233,156

	ENERGEA NOVA FRIBURGO I LTDA
	CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Cash flows from operating activities
Net income	R$ 31,792	R$ 203,162	R$ 155,253	R$ 168,551	R$ 173,795	R$ 184,805	R$ 196,213	R$ 208,054	R$ 220,388	R$ 233,156
Adjustments in net income:
Depreciation and amortization	21,475	52,502	54,840	54,840	54,840	54,840	54,840	54,840	54,840	54,840
Other	(546)	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	52,722	255,664	210,094	223,391	228,635	239,645	251,053	262,894	275,228	287,997
Cash flows from investing activities
Purchases of property and equipment, net	(1,278,808)	(100,201)	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(1,278,808)	(100,201)	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	1,296,008	100,201	0	0	0	0	0	0	0	0
Distributions paid to investors	(20,365)	(244,979)	(212,862)	(225,070)	(227,436)	(238,431)	(249,778)	(261,555)	(273,823)	(286,521)
Net cash used in financing activities	1,275,644	(144,778)	(212,862)	(225,070)	(227,436)	(238,431)	(249,778)	(261,555)	(273,823)	(286,521)

Net increase (decrease) in cash	49,558	10,685	(2,769)	(1,679)	1,200	1,214	1,275	1,338	1,405	1,476
Cash at beginning of the period	0	49,558	60,243	57,474	55,795	56,995	58,209	59,484	60,822	62,227
Cash at end of the period	R$ 49,558	R$ 60,243	R$ 57,474	R$ 55,795	R$ 56,995	R$ 58,209	R$ 59,484	R$ 60,822	R$ 62,227	R$ 63,703